SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

Item 1: Form 6-K dated November 17, 2014 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: November 17, 2014

JAGUAR
LAND ROVER
JAGUAR LAND ROVER AUTOMOTIVE PLC
INTERIM REPORT
THREE AND SIX MONTHS ENDED
30 SEPTEMBER 2014

This report uses:

Group, Company, Jaguar Land Rover and JLR to refer to Jaguar Land Rover Automotive plc and its subsidiaries.

EBITDA – measured as earnings before tax and adding back depreciation, amortisation, finance income, finance expense, foreign exchange gains/(losses) on financing and unrealised derivatives, unrealised commodity gains/(losses) and share of gains/(losses) from joint ventures.

PBT – profit before tax.

Net cash – measured as cash and cash equivalents and short term deposits less total borrowings (including secured and unsecured borrowings and factoring facilities, but excluding finance leases).

Free cash flow – measured as the net change in cash and cash equivalents, less net cash in financing activities, less movement in short term deposits.

Product and other investment – measured as cash outflows relating to tangible assets (net of proceeds from disposals of tangible assets), intangible assets, expensed R&D and investment in joint ventures.

FY15 – Year ending 31 March 2015

FY14 – Year ended 31 March 2014

H1 – 6 months ended 30 September

Q2 – 3 months ended 30 September

Q1 – 3 months ended 30 June

Management’s discussion and analysis of financial condition and results of operations

Q2 FY15 was another solid quarter for Jaguar Land Rover:

•	Retail volumes of 110,781 units, up 8% from Q2 FY14 with Land Rover up 10% and Jaguar down 2%

•	Revenue £4.8 billion, up £0.2 billion

•	EBITDA £933 million, up £124 million with EBITDA margin of 19.4%, up 1.9 ppt

•	PBT £609 million, down £59 million

•	Free cash flow of £497 million after total investment of £763 million, before financing costs

•	Cash and financial deposits £3.8 billion and undrawn long-term committed bank lines £1.3 billion

The increase in sales reflects the continued success of Range Rover, Range Rover Sport and the Jaguar F-Type.

Strong sales growth has been evident across the majority of markets, most notably in the UK and China (our largest market) and other parts of Asia.

The quarter was supported by more favourable macroeconomic conditions, in general, evidenced by the robust growth in the US and UK with continued growth in China. Economic conditions have been flatter in Europe and more challenging in other markets such as Russia and Brazil.

Although the US Dollar and Chinese Renminbi have recently strengthened against the Pound, the same exchange rates were generally less favourable during Q2 FY15 compared to the same period last year. The Russian Rouble and other emerging market currencies were also weaker given economic and geo-political events. Prices for base and precious metals have generally softened over the quarter.

In the six months to 30 September, revenue has grown 17% and PBT has grown by 42%over the equivalent period a year ago.

The continued success of both brands, most notably Range Rover, Range Rover Sport and F-Type models coupled with a favourable market mix, increased the EBITDA margin for the quarter to 19.4%, up 1.9 ppt compared to the same quarter in the prior year. The EBITDA margin for the 6 months to 30 September was 19.9%, up 3.2 ppt compared to the same period last year.

The Company continues to invest significantly in R&D and capital expenditure (e.g. new assembly hall at Solihull, new engine manufacturing plant at Wolverhampton and investment in new China manufacturing JV), spending £763 million in Q2 FY15, up £106 million compared to Q2 FY14. Investment in R&D and capital expenditure for the 6 months ended 30 September 2014 totalled £1.4 billion compared to £1.2 billion over the same period last year. The Company has indicated that total investment will be in the region of £3.5 - £3.7 billion in FY15.

Free cash flow improved during Q1 FY15 to £497 million versus £430 million in Q2 FY14 as cash from operations more than funded investment in the period. Free cash flow for the 6 months to 30 September was £502 million, compared to £89 million for the same period a year ago.

General trends in performance (including results of operations)

Overall strong volume growth

Total retail volumes were 110,781 units for the quarter, an increase of 8% compared to Q2 FY14. Retail volumes were 91,134 units for Land Rover up 10% and 19,647 units for Jaguar down 2% compared to the equivalent quarter in the prior year.

The increase in Land Rover retail volumes was driven by higher sales of Range Rover and Range Rover Sport.

The decrease in Jaguar retail volumes reflects lower Jaguar XF and XJ sales volumes in the period, partially offset by continuing strong sales of F-Type.

Wholesale volumes for Q2 FY15 were 103,975 units, an increase of 2% on the equivalent quarter in the prior year. At a brand level, wholesale volumes were 86,194 units for Land Rover and 17,781 units for Jaguar.

Revenue and profits

The Company generated revenue of £4,808 million in Q2 FY15, an increase of 4% over the £4,612 million in Q2 FY14.

The EBITDA margin has improved by 1.9 ppt to 19.4%, compared to Q2 FY14. This is primarily driven by favourable product mix as Range Rover, Range Rover Sport and Jaguar F-Type continue to perform well, and a favourable market mix lead by growth in China and Asia Pacific regions.

PBT for the quarter was £609 million, down £59 million from £668 million in Q2 FY14. The decrease in PBT is more than explained by: (i) unfavourable revaluation of foreign currency debt and unrealised hedges in Q2 FY15 (£85 million), compared to positive revaluation in Q2 FY14 (£87 million) and (ii) higher depreciation and amortisation (£28 million increase).

Profit after tax for the quarter was £450 million with a 26% effective tax rate, compared to £507 million with a 24% effective tax rate for Q2 FY14, due to the booking of a one off tax credit.

EBITDA reconciliation

Three months ended 30 September (£ millions)	2014	2013
EBITDA margin	19.4%	17.5%
EBITDA	933	809
Adjustments:
Depreciation and amortisation	(244)	(216)
Foreign exchange gains/(losses) - financing	(53)	47
Foreign exchange gains/(losses) - unrealised derivatives	(24)	26
Unrealised commodity gains/(losses)	(8)	14
Finance income	12	9
Finance expense (net)	(1)	(13)
Share of loss from joint ventures	(4)	(8)
Other	(2)	—

Profit before tax	609	668

Income tax expense	(159)	(161)

Profit after tax	450	507

Performance in key geographical markets on retail basis

Three months ended 30 September (Units)	2014	2013	Change (%)
China	29,786	24,351	22.3%
Europe (excluding UK)	17,227	16,426	4.9%
UK	22,151	20,201	9.7%
North America	17,616	18,617	(5.4)%
Asia Pacific (excluding China)	6,702	5,495	22.0%
All other markets	17,299	17,554	(1.5)%

Total JLR	110,781	102,644	7.9%

Global economic performance was mixed over the quarter. Robust employment and GDP growth coupled with buoyant consumer spending is driving improved economic conditions in the US and UK whilst China maintains growth above 7%. Growth and economic performance is more variable in the Eurozone and some emerging markets.

Economic conditions remain positive in the United Kingdom as unemployment continues to fall and healthy retail spending continues. The Scottish vote against independence caused some volatility in the Pound Sterling, and lower inflation has pushed back the expectation of interest rate rises to mid-2015 leaving the Pound Sterling weaker over the quarter. New passenger car sales in the UK were up 6.3% over the quarter compared to the same period last year and JLR continue to outperform the market with retail volumes up 9.7%.

Growth in the United States is continuing as GDP rises and unemployment falls (now below 6% for the first time since 2008). Sustained consumer confidence and an improvement in employment helped new passenger car sales grow by 6.8% over the quarter compared to the same period last year. JLR sales in the US fell by 7.5% compared to Q2 last year due partly to production scheduling.

Growth in Europe remains sluggish as Italy’s economy returned to recession and the slowdown in Germany and France impacts the fragile economic recovery. The ECB have dropped interest rates further and consumer confidence is softening. Despite the weaker economic environment, there was a modest rise in new passenger car sales of 1.7% and 4.1% in France and Germany respectively and sales growth in Spain was particularly strong at 16.2%. Against this backdrop, JLR managed to maintain robust sales growth in Europe up 4.9% over the quarter compared to the same period last year.

Despite fears of a slowing Chinese economy, growth remains above 7% supported by fiscal stimulus from the government to maintain their GDP growth target of 7.5%. New vehicle sales remain buoyant with growth of 8.1% compared to the same period last year and JLR sales outpaced the market once more with retail sales growth of 22.4%.

Challenging economic and political conditions continue in some of the other emerging markets. In Brazil, falling production, retail spending, consumer confidence and the uncertainty surrounding the run up to the recent presidential elections contributed to a 14.3% drop in new vehicle sales compared to the same period last year resulting in a fall in JLR retail sales of 11.2% over the same period. Tightening economic conditions in Russia and the present conflict with the Ukraine continues to impact the Russian economy. Despite a drop in new vehicle sales of 22.9% in Russia JLR sales were only modestly impacted, down by 2.7% over the quarter.

Business risks and mitigating factors

As discussed on pages 83-89, and elsewhere, of the Annual Report 2013-14 of the Company, Jaguar Land Rover is exposed to various business risks including but not limited to the uncertainty of global economic conditions, fluctuations of currency exchange rates and raw material prices.

Employees

At the end of Q2 FY15, Jaguar Land Rover employed 31,826 people worldwide including agency personnel (Q2 FY14: 27,948). Approximately 1,300 of the people employed are in overseas markets.

Cash flow

Free cash flow was £497 million in the quarter up £67 million from £430m in Q2 FY14. The increase reflects higher cash generated by operating activities (up £194m), offset partially by higher net cash used in investing activities excluding changes in bank deposits longer than 3 months.

Cash generated by operating activities was £1,189 million in the quarter compared to £995 million during Q2 FY14, primarily reflecting higher EBITDA and favourable working capital changes.

Investment in tangible assets (property, plant and equipment), expenditure on intangible assets (product development programs) and investment in joint ventures totalled £701 million in the quarter, compared to £595 million in Q2 FY14. The Company’s capital expenditure on tangible assets primarily relates to the introduction of new products, capacity expansion of its production facilities and continuing quality and reliability improvement projects.

Reported net cash used in investing activities of £740 million in the quarter (Q2 FY14: £425 million) includes a £48 million increase in bank deposits with a maturity of over 3 months (Q2 FY14: decrease of £140 million) which are classified as investments.

Cash used in financing activities was £54 million in the quarter, primarily reflecting £41 million of interest and fees paid relating to outstanding debt. In Q2 FY14, cash received from financing activities was £54 million, reflecting higher utilisation of short-term financing facilities.

Liquidity and capital resources

As at 30 September 2014, the Company had £2,263 million of cash and cash equivalents and a further £1,490 million of bank deposits with maturities greater than 3 months. The total amount of cash and cash equivalents includes an amount of £572 million in subsidiaries of Jaguar Land Rover outside the United Kingdom.

The cash in some of these jurisdictions is subject to restriction on remitting cash to the UK through inter-company cash pooling loans or interim dividends although annual dividends are generally permitted.

In addition, the Company had a £1,325 million undrawn committed credit facility with £994 million maturing in July 2018 and the balance maturing in July 2016. The Company also had £51 million of undrawn shorter-term committed credit facilities.

Subsequent events

On 31 October 2014, the Company issued USD 500 million (approximately £300 million) 4.250% Senior Notes due 2019. The Company intends to use the net proceeds from the issue and sale of the Senior Notes for general corporate purposes, including support for the on-going growth and capital spending plan.

Borrowings

The following table shows details of the Company’s financing arrangements as at 30 September 2014.

(£ millions)	Facility amount	Outstanding	Undrawn	First call date
Committed
£500m 8.25% Senior Notes due 2020*	500	500	—	Mar-2016
£400m 5% Senior Notes due 2022**	400	400	—	n/a
$410m 8.125% Senior Notes due 2021*	252	252	—	May-2016
$500m 5.625% Senior Notes due 2023*	308	308	—	Feb-2018
$700m 4.125% Senior Notes due 2018**	430	430	—	n/a
Revolving 3 and 5 year credit facilities	1,325	—	1,325
Receivable factoring facilities	215	164	51

Subtotal	3,430	2,054	1,376

Prepaid costs	—	(22)	—

Total	3,430	2,032	1,376

*	The Notes are guaranteed on a senior unsecured basis by the guarantors Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC.
**	The Notes are guaranteed on a senior unsecured basis by the guarantors Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.

Acquisitions and disposals

There were no material acquisitions or disposals in the period.

Off-balance sheet financial arrangements

The Company has no off-balance sheet financial arrangements other than commitments disclosed in the condensed consolidated financial statements.

Board of Directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director, Chief Executive Officer
Cyrus P Mistry	Chairman and Director	2012
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Nasser Mukhtar Munjee	Director	2012
Chandrasekaran Ramakrishnan	Director	2012

Condensed Consolidated Income Statement

For the three and six months ended 30 September 2014 (unaudited)

		Three months ended		Six months ended
		30 September 2014	30 September 2013	30 September 2014	30 September 2013
(£ millions)	Note	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue		4,808	4,612	10,161	8,709
Material and other cost of sales		(2,904)	(2,827)	(6,203)	(5,317)
Employee cost		(463)	(390)	(892)	(751)
Other expenses		(939)	(937)	(1,866)	(1,744)
Net impact of commodity derivatives		(7)	10	8	(9)
Development costs capitalised	2	274	259	547	501
Other income		32	96	56	109
Depreciation and amortisation		(244)	(216)	(478)	(418)
Foreign exchange gain		45	73	192	43
Finance income	3	12	9	23	18
Finance expense (net)	3	(1)	(13)	(5)	(46)
Share of loss from joint ventures		(4)	(8)	(10)	(12)

Profit before tax		609	668	1,533	1,083

Income tax expense		(159)	(161)	(390)	(272)

Profit for the period		450	507	1,143	811

Condensed Consolidated Statement of Comprehensive Income

For the three and six months ended 30 September 2014 (unaudited)

	Three months ended		Six months ended
	30 September 2014	30 September 2013	30 September 2014	30 September 2013
(£ millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Profit for the period	450	507	1,143	811
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(80)	(160)	(194)	(278)
Income tax related to items that will not be reclassified	16	(3)	39	24

	(64)	(163)	(155)	(254)

Items that may be reclassified subsequently to profit or loss:
Gain on effective cash flow hedges	(475)	657	(412)	817
Cash flow hedges reclassified to foreign exchange gain in profit or loss	(69)	(1)	(158)	(47)
Currency translation differences	11	—	—	—
Income tax related to items that may be reclassified	109	(135)	114	(161)

	(424)	521	(456)	609

Other comprehensive expense net of tax	(488)	358	(611)	355

Total comprehensive income attributable to shareholders	(38)	865	532	1,166

Condensed Consolidated Balance Sheet

		30 September 2014	31 March 2014
As at (£ millions)	Note	(unaudited)	(audited)
Non-current assets
Equity accounted investees		207	145
Other financial assets		270	473
Property, plant and equipment		3,725	3,184
Intangible assets		4,589	4,240
Other assets		59	33
Deferred income taxes		373	284

Total non-current assets		9,223	8,359

Current assets
Cash and cash equivalents		2,263	2,260
Short term deposits		1,490	1,199
Trade receivables		748	831
Other financial assets	5	268	392
Inventories	6	2,276	2,174
Other current assets	7	237	355
Current tax assets		16	19

Total current assets		7,298	7,230

Total assets		16,521	15,589

Current liabilities
Accounts payable		4,609	4,787
Short term borrowings	13	165	167
Other financial liabilities	10	407	277
Provisions	11	418	395
Other current liabilities	12	426	395
Current tax liabilities		109	113

Total current liabilities		6,134	6,134

Non-current liabilities
Long term debt	13	1,867	1,843
Other financial liabilities	10	164	69
Provisions	11	591	582
Retirement benefit obligation	16	935	674
Other non-current liabilities		91	77
Deferred tax liabilities		493	346

Total non-current liabilities		4,141	3,591

Total liabilities		10,275	9,725

Equity attributable to shareholders
Ordinary shares		1,501	1,501
Capital redemption reserve		167	167
Reserves	14	4,578	4,196

Equity attributable to shareholders		6,246	5,864

Total liabilities and equity		16,521	15,589

These condensed consolidated interim financial statements were approved by the board of directors.

Company registered number: 6477691

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary shares	Capital redemption reserve	Other reserves	Total Equity
Balance at 31 March 2014 (audited)	1,501	167	4,196	5,864
Profit for the period	—	—	1,143	1,143
Other comprehensive expense for the period	—	—	(611)	(611)

Total comprehensive income	—	—	532	532

Dividend paid	—	—	(150)	(150)

Balance at 30 September 2014 (unaudited)	1,501	167	4,578	6,246

(£ millions)	Ordinary shares	Capital redemption reserve	Other reserves	Total Equity
Balance at 31 March 2013 (audited)	1,501	167	1,871	3,539
Profit for the period	—	—	811	811
Other comprehensive expense for the period	—	—	355	355

Total comprehensive income	—	—	1,166	1,166

Dividend paid	—	—	(150)	(150)

Balance at 30 September 2013 (unaudited)	1,501	167	2,887	4,555

Condensed Consolidated Cash Flow Statement

For the three and six months ended 30 September 2014 (unaudited)

	Three months ended		Six months ended
	30 September	30 September	30 September	30 September
	2014	2013	2014	2013
(£ millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Profit for the period	450	507	1,143	811
Adjustments for:
Depreciation and amortisation	244	216	478	418
Loss on sale of assets	—	—	1	—
Foreign exchange loss/(gain) on loans	53	(47)	26	(52)
Income tax expense	159	161	390	272
(Gain)/loss on embedded derivative	—	(9)	—	3
Finance expense (net)	1	22	5	43
Finance income	(12)	(9)	(23)	(18)
Foreign exchange loss/(gain) on derivatives	24	(26)	—	(38)
Foreign exchange gain on short term deposits	(11)	—	(20)	—
Share of loss from joint ventures	4	8	10	12

Cash flows from operating activities before changes in assets and liabilities	912	823	2,010	1,451

Trade receivables	61	(54)	84	110
Other financial assets	—	228	(12)	283
Other current assets	153	161	119	312
Inventories	(148)	29	(102)	(290)
Other non-current assets	(9)	(4)	(9)	(4)
Accounts payable	160	18	(254)	(132)
Other current liabilities	98	48	31	(153)
Other financial liabilities	7	(246)	(4)	(285)
Other non-current liabilities and retirement benefit obligations	34	10	80	41
Provisions	(8)	51	38	44

Cash generated from operations	1,260	1,064	1,981	1,377

Income tax paid	(71)	(69)	(172)	(266)

Net cash generated from operating activities	1,189	995	1,809	1,111

Cash flows used in investing activities
Investment in joint ventures	—	—	(72)	—
Movements in other restricted deposits	(1)	20	1	61
Investment in short term deposits	(48)	140	(273)	105
Purchases of property, plant and equipment	(367)	(321)	(655)	(570)
Proceeds from sale of property, plant and equipment	1	—	1	—
Cash paid for intangible assets	(335)	(274)	(604)	(533)
Finance income received	10	10	22	20

Net cash used in investing activities	(740)	(425)	(1,580)	(917)

Cash flows from financing activities
Finance expenses and fees paid	(41)	(38)	(67)	(84)
Proceeds from issuance of short term debt	—	100	—	101
Repayment of short term debt	(11)	(6)	(6)	(101)
Payments of lease obligations	(2)	(2)	(3)	(3)
Dividends paid	—	—	(150)	(150)

Net cash used in financing activities	(54)	54	(226)	(237)

Net change in cash and cash equivalents	395	624	3	(43)
Cash and cash equivalents at beginning of period	1,868	1,405	2,260	2,072

Cash and cash equivalents at end of period	2,263	2,029	2,263	2,029

Notes (forming part of the condensed consolidated financial statements)

1	Accounting policies Basis of preparation

The information for the three months ended 30 September 2014 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘‘Interim Financial Reporting” under IFRS as adopted by the European Union (‘EU’).

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instrument valuations are classified as level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in the annual consolidated financial statements for the year ended 31 March 2014.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2014, which were prepared in accordance with IFRS as adopted by the EU. There were no difference between those financial statements and the financial statements for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibilities section of the group’s annual report for the year ended 31 March 2014.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2014, as described in those financial statements.

2	Research and development

	Three months ended		Six months ended
	30 September	30 September	30 September	30 September
	2014	2013	2014	2013
(£ millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total R&D costs	336	321	662	613
R&D expensed	(62)	(62)	(115)	(112)

Development costs capitalised	274	259	547	501

Interest capitalised	29	22	59	47
R&D tax credit	(13)	(23)	(26)	(23)

Total internally developed intangible additions	290	258	580	525

3	Finance income and expense

Recognised in net income

	Three months ended		Six months ended
	30 September	30 September	30 September	30 September
	2014	2013	2014	2013
(£ millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Finance income	12	9	23	18

Total finance income	12	9	23	18

Total interest expense on financial liabilities measured at amortised cost	(33)	(53)	(71)	(99)
Unwind of discount on provisions	2	4	6	4
Interest capitalised	30	27	60	52

Finance expense	(1)	(22)	(5)	(43)

Embedded derivative value movement	—	9	—	(3)

Total finance expense (net)	(1)	(13)	(5)	(46)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 6.0% (six months to 30 September 2013: 7.5%).

Notes (continued)

4	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

	30 September 2014	31 March 2014
As at (£ millions)	(unaudited)	(audited)
At beginning of period	8	10
Change in allowance during the period	3	(1)
Written off	—	(1)

At end of period	11	8

5	Other financial assets - current

	30 September 2014	31 March 2014
As at (£ millions)	(unaudited)	(audited)
Advances and other receivables recoverable in cash	22	22
Derivative financial instruments	231	361
Other	15	9

Total current other financial assets	268	392

6	Inventories

	30 September 2014	31 March 2014
As at (£ millions)	(unaudited)	(audited)
Raw materials and consumables	87	75
Work in progress	250	211
Finished goods	1,939	1,888

Total inventories	2,276	2,174

7	Other current assets

	30 September 2014	31 March 2014
As at (£ millions)	(unaudited)	(audited)
Recoverable VAT	95	237
Prepaid expenses	94	70
Other	48	48

Total current other assets	237	355

8	Taxation

Recognised in the income statement

The income tax for the 3 month and 6 month periods ended 30 September 2014 and 30 September 2013 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends.

9	Capital expenditure

Capital expenditure in the period was £755 million (3 month period to 30 September 2013: £558 million) on fixed assets and £641 million (3 month period to 30 September 2013: £588 million) was capitalised as intangible engineering assets (excluding the R&D tax credit). There were no impairments, material disposals or changes in use of assets.

Notes (continued)

10	Other financial liabilities

	30 September 2014	31 March 2014
As at (£ millions)	(unaudited)	(audited)
Current
Finance lease obligations	5	5
Interest accrued	22	24
Derivative financial instruments	196	65
Liability for vehicles sold under a repurchase arrangement	184	183

	407	277

Non-current
Finance lease obligations	11	13
Derivative financial instruments	152	55
Other payables	1	1

	164	69

11	Provisions

	30 September 2014	31 March 2014
As at (£ millions)	(unaudited)	(audited)
Current
Product warranty	362	343
Legal and product liability	53	49
Provisions for residual risk	2	2
Other employee benefits obligations	1	1

Total current provisions	418	395

Non-current
Other employee benefits obligations	7	10
Product warranty	553	538
Provision for residual risk	10	13
Provision for environmental liability	21	21

Total non-current provisions	591	582

	Six months ended	Year ended
	30 September 2014	31 March 2014
(£ millions)	(unaudited)	(audited)
Product warranty
Opening balance	881	743
Provision made during the period	226	541
Provision used during the period	(178)	(397)
Impact of discounting	(6)	(6)
Foreign currency translation	(8)	—

Closing balance	915	881

Legal and product liability
Opening balance	49	16
Provision made during the period	7	41
Provision used during the period	(3)	(5)
Foreign currency translation	—	(3)

Closing balance	53	49

Notes (continued)

11	Provisions (continued)

(£ millions)	Six months ended 30 September 2014 (unaudited)	Year ended 31 March 2014 (audited)
Residual risk
Opening balance	15	15
Provision made during the period	—	2
Provision used during the period	—	—
Unused amount released in the period	(3)	—
Foreign currency translation	—	(2)

Closing balance	12	15

Environmental liability
Opening balance	21	22
Provision made during the period	—	—
Provision used during the period	—	(1)

Closing balance	21	21

Product warranty provision

The group offers warranty cover in respect of manufacturing defects, which become apparent within a year and up to five years after purchase, dependent on the market in which the purchase occurred.

Legal and product liability provision

A legal and product liability provision is maintained in respect of known litigation which impacts the group. In the main the provision relates to motor accident claims, consumer complaints, dealer terminations, employment cases and personal injury claims.

Residual risk provision

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental risk provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

12	Other current liabilities

As at (£ millions)	30 September 2014 (unaudited)	31 March 2014 (audited)
Liabilities for advances received	313	253
Deferred revenue	23	19
VAT	59	85
Others	31	38

Total current other liabilities	426	395

Notes (continued)

13	Interest bearing loans and borrowings

As at (£ millions)	30 September 2014 (unaudited)	31 March 2014 (audited)
EURO MTF listed debt	1,867	1,843
Loans from banks	165	167
Finance lease liabilities	16	18

Total borrowings	2,048	2,028

Less:
Current bank loan	(165)	(167)

Total short term borrowings	(165)	(167)

Current portion of finance lease obligations	(5)	(5)

Long term debt	1,878	1,856

Held as long term debt	1,867	1,843
Held as long term finance lease obligations	11	13

14	Other reserves

The movement of reserves and accumulated deficit is as follows:

(£ millions)	Translation reserve	Hedging reserve	Profit & loss reserve	Total reserves
Balance at 1 April 2014	(383)	539	4,040	4,196
Profit for the period	—	—	1,143	1,143
Remeasurement of defined benefit obligation	—	—	(194)	(194)
Gain on effective cash flow hedges	—	(412)	—	(412)
Currency translation differences	—	—	—	—
Income tax related to items recognised in other comprehensive income	—	81	39	120
Cash flow hedges reclassified to foreign exchange in profit or loss	—	(158)	—	(158)
Income tax related to items reclassified to profit or loss	—	33	—	33
Dividend paid	—	—	(150)	(150)

Balance at 30 September 2014	(383)	83	4,878	4,578

(£ millions)	Translation reserve	Hedging reserve	Profit & loss reserve	Total reserves
Balance at 1 April 2013	(383)	(196)	2,450	1,871
Profit for the year	—	—	1,879	1,879
Remeasurement of defined benefit obligation	—	—	(135)	(135)
Gain on effective cash flow hedges	—	1,041	—	1,041
Income tax related to items recognised in other comprehensive income	—	(220)	(4)	(224)
Cash flow hedges reclassified to foreign exchange in profit or loss	—	(112)	—	(112)
Income tax related to items reclassified to profit or loss	—	26	—	26
Dividend paid	—	—	(150)	(150)

Balance at 31 March 2014	(383)	539	4,040	4,196

Notes (continued)

15	Dividends

During the three months ended 30 September 2014, no ordinary share dividend was proposed and paid (three months to 30 September 2013: £nil).

During the six months ended 30 September 2014, an ordinary share dividend of £150 million was proposed and paid (six months to 30 September 2013: £150 million).

16	Employee benefits

Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited (previously Land Rover), have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, UK and overseas subsidiaries which operate defined benefit pension plans.

(£ millions)	Six months ended 30 September 2014 (unaudited)	Year ended 31 March 2014 (audited)
Change in defined benefit obligation
Defined benefit obligation, beginning of the period	6,053	6,021
Service cost	84	176
Interest cost	137	262
Actuarial losses / (gains) arising from:
- Changes in demographic assumptions	90	(39)
- Changes in financial assumptions	467	(243)
- Experience adjustments	—	8
Prior service costs	1	6
Foreign currency translation	—	(2)
Member contributions	1	1
Benefits paid	(66)	(137)

Defined benefit obligation, at end of period	6,767	6,053

Change in plan assets
Fair value of plan assets at beginning of the period	5,382	5,365
Interest income	123	237
Remeasurement gain / (loss) on the return of plan assets, excluding amounts included in interest income	363	(407)
Administrative expenses	(4)	(8)
Foreign currency translation	—	(2)
Employer’s contributions	36	333
Members contributions	1	1
Benefits paid	(66)	(137)

Fair value of plan assets at end of period	5,835	5,382

Amount recognised in the balance sheet consist of
Present value of defined benefit obligations	(6,767)	(6,053)
Fair value of plan assets	5,835	5,382
Restriction on asset and onerous obligation	(3)	(3)

Net liability	(935)	(674)

Non-current assets	—	—
Non-current liabilities	(935)	(674)

Notes (continued)

16	Employee benefits (Continued)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

(£ millions)	Six months ended 30 September 2014 (unaudited)	Year ended 31 March 2014 (audited)
Discount rate	4.1	4.6
Expected rate of increase in compensation level of covered employees	3.8	3.9
Inflation increase	3.3	3.4

For the valuation at 30 September 2014 and 31 March 2014, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 115% has been used for the Jaguar Pension Plan, 110% for the Land Rover Pension Scheme, and 105% for males and 90% for females for Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2013) projections and an allowance for long term improvements of 1.25% per annum.

17	Commitments and contingencies

In the normal course of business, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations, or cash flows.

Litigation

The group is involved in legal proceedings, both as plaintiff and as defendant and there are claims of £28 million (31 March 2014: £27 million) against the group which management have not recognised as they are not considered probable. The majority of these claims pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers.

Other claims

From time to time, in the normal course of business, the group may face tax claims in various jurisdictions. The group has assessed there are no contingent liabilities arising from such claims as at 30 September 2014 and 31 March 2014 as the likelihood that these will give rise to any material settlement is considered remote.

Commitments

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £1,290 million (31 March 2014: £940 million) and £Nil (31 March 2014: £Nil) relating to the acquisition of intangible assets.

The group has entered into various contracts with vendors and contractors which include obligations aggregating £693 million (31 March 2014: £717 million) to purchase minimum or fixed quantities of material.

Inventory of £Nil (31 March 2014: £Nil) and trade receivables with a carrying amount of £164 million (31 March 2014: £167 million) and property, plant and equipment with a carrying amount of £Nil (31 March 2014: £Nil) and restricted cash with a carrying amount of £Nil (31 March 2014: £Nil) are pledged as collateral/security against the borrowings and commitments.

There are guarantees provided in the ordinary course of business of £Nil (31 March 2014: £1 million).

Notes (continued)

18	Capital Management

The group’s objectives when managing capital are to ensure the going concern operation of its entities and to maintain an efficient capital structure to reduce the cost of capital, support the corporate strategy and to meet shareholder expectations.

The group’s policy is to borrow primarily through capital market issues to meet anticipated funding requirements and maintain sufficient liquidity. The group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure is governed according to group policies approved by the Board and is monitored by various metrics such as debt to EBITDA and EBITDA to interest ratios, as per the debt covenants and rating agency guidance. Funding requirements are reviewed periodically with any debt issuances and capital distributions approved by the Board.

The following table summarises the capital of the group:

As at (£ millions)	30 September 2014 (unaudited)	31 March 2014 (unaudited)
Short term debt	170	172
Long term debt	1,878	1,856

Total debt*	2,048	2,028

Equity	6,246	5,864

Total capital (debt and equity)	8,294	7,892

*	Total debt includes finance lease obligations of £16 million (31 March 2014: £18 million).

19	Related party transactions

The group’s related parties principally consist of Tata Sons Ltd., subsidiaries, associates and joint ventures of Tata Sons Ltd which includes Tata Motors Ltd. (the ultimate parent company), subsidiaries, associates and joint ventures of Tata Motors Ltd. The group routinely enters into transactions with these related parties in the ordinary course of business including transactions for sale and purchase of products with its associates and joint ventures. Transactions and balances with the group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements.

	2014		2013
	(unaudited)		(unaudited)
Six months ended 30 September (£ millions)	With fellow subsidiaries, associates and joint ventures	With immediate or ultimate parent	With fellow subsidiaries, associates and joint ventures	With immediate or ultimate parent
Sale of products	7	35	—	24
Services received	75	6	54	1
Services rendered	8	—	3	—
Trade and other receivables	31	19	17	2
Accounts payable	40	3	20	—
Dividend paid	—	150	—	150

Compensation of key management personnel

Six months ended 30 September (£ millions)	2014 (unaudited)	2013 (unaudited)
Key management personnel remuneration	13	7

20	Subsequent Events

On 31 October 2014, the Company issued USD 500 million (approximately £300 million) 4.250% Senior Notes due 2019. The Company intends to use net proceeds from the issue and sale of the Senior Notes for general corporate purposes, including support for the on-going growth and capital spending plan.

18

Jaguar Land Rover results for the quarter ended 30 September 2014
14 November 2014

JAGUAR LAND ROVER
Disclaimer
Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.
Q2 FY15 represents the 3 month period from 1 July 2014 to 30 September 2014
Q2 FY14 represents the 3 month period from 1 July 2013 to 30 September 2013
Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU.
2

Participants
JAGUAR LAND ROVER
Kenneth Gregor C. Ramakrishnan
CFO Jaguar Land Rover CFO Tata Motors
Bennett Birgbauer
Treasurer Jaguar Land Rover
3

Agenda
JAGUAR LAND ROVER
Key topics Page
Financial performance 5
Other developments 14
Closing Q&A 18
4

Q2 FY15 financial highlights
Strong sales, revenue and profits
JAGUAR LAND ROVER
Retail volumes 110,781 for the quarter, up 8% from prior year, with Land Rover up 10% and Jaguar down 2%
Revenue £4.8bn, up £0.2bn on the prior year
EBITDA £933m, up £124m with EBITDA margin of 19.4%, up 1.9ppt from Q2 FY14
PBT of £609m, down £59m on the prior year
Free cash flow of £497m after total investment of £763m, before financing costs
Cash and financial deposits £3.8bn and undrawn long-term committed bank lines £1.3bn
Credit rating outlook revised to “Positive” by S&P (BB) and Moody’s (Ba2)
5

Key financial metrics
JAGUAR LAND ROVER
Key metrics - IFRS
Quarter ended 30 September 6 months ended 30 September
(£ millions, unless stated) 2014 2013 Change 2014 2013 Change
Retail volumes (‘000 units) 110.8 102.6 8.2 226.4 197.4 29.0
Wholesale volumes (‘000 units) 104.0 101.9 2.0 219.2 192.6 26.6
Revenues 4,808 4,612 196 10,161 8,709 1,452
EBITDA * 933 809 124 2,020 1,456 564
EBITDA % 19.4% 17.5% 1.9% 19.9% 16.7% 3.2%
Profit before tax 609 668 (59) 1,533 1,083 450
Profit after tax 450 507 (57) 1,143 811 332
Free cash flow 497 430 67 502 89 413
Cash 3,753 2,699 1,054 3,753 2,699 1,054
*EBITDA defined to include the revaluation of current assets and liabilities and realised FX and commodity hedges but excludes the revaluation of foreign currency debt and unrealised FX and commodity hedges
6

Solid overall performance for the quarter
JAGUAR LAND ROVER
Land Rover retail volume of 91.1.k units, up 8.5k units (10%) vs prior year - driven by Range Rover and Range Rover Sport
Jaguar retail volume of 19.7k, down 0.3k units (2%) - lower XF and XJ sales partially offset by F-Type
EBITDA of £933m (margin of 19.4%), up £124m (up 1.9ppt) from Q2 FY14, reflecting:
- increased volumes
- rich product mix supported by the on-going success of Range Rover Sport, Range Rover and Jaguar F-Type
- robust market mix, with strong sales in emerging markets
- Offset partially by less favourable foreign exchange, net of realised hedges
PBT of £609m, down £59m with the higher EBITDA offset by:
- Unfavourable revaluation of foreign currency debt and unrealised hedges
- Higher depreciation and amortisation
PAT of £450m reflects an effective tax rate of 26%
7

Quarterly retail volumes by carline
Total retail sales of 110.8k up 8% overall
JAGUAR LAND ROVER
Jaguar - Q2 FY15 vs Q2 FY14
Down (2)% 20.0 19.7 0.7 0.9 2.6 3.2 5.1 4.4 11.6 11.2
Q2FY14 Q2FY15
F-TYPE XK XJ XF
Units in ‘000
Land Rover - Q2 FY15 vs Q2 FY14
Up 10% 82.6 9.7 11.7 30.8 12.3 14.2 3.9 91.1 13.5 19.4 29.2 10.7 14.2 4.0
Q2FY14 Q2FY15
Range Rover
Range Rover Sport
Range Rover Evoque
Discovery
Freelander
Defender
8

Quarterly retail volumes by geography Total retail sales of 110.8k up 8% overall
JAGUAR LAND ROVER
UK Up 10% 20.2 15.6 4.6 22.2 17.4 4.8 Q2FY14 Q2FY15
North America Down (5)% 18.6 13.6 5.0 13.7 17.6 3.9 Q2FY14 Q2FY15
China Up 22% 29.8 24.4 24.1 5.7 19.8 4.6 Q2FY14 Q2FY15
Q2 FY15 UK 20.0% All Other Markets (ROW) 15.6% Asia Pacific 6.0% Europe (ex. Russia)15.6% China Region 26.9% North America 15.9% 110.8k units
Europe Up 5% 16.4 13.8 2.6 17.2 15.0 2.3 Q2FY14 Q2FY15
Asia Pacific Up 22% 5.5 4.3 1.2 6.7 5.4 1.3 Q2FY14 Q2FY15
All other markets Down (1)% 17.6 15.6 2.0 17.3 15.5 1.8 Q2FY14 Q2FY15
Q2 FY14 UK 19.7% All Other Markets (ROW) 17.1% Asia Pacific 5.4% Europe (ex. Russia) 16.0% China Region 23.7% North America 18.1% 102.6k units
Land Rover Jaguar Units in ‘000
9

Income statement JAGUAR LAND ROVER
Consolidated income statement - IFRS
Quarter ended 30 September 6 months ended 30 September
(£ millions, unless stated) 2014 2013 Change 2014 2013 Change
Revenues 4,808 4,612 196 10,161 8,709 1,452
Material cost of sales (2,904) (2,827) (77) (6,203) (5,317) (886)
Employee costs (463) (390) (73) (892) (751) (141)
Other (expense) /Income(1) (782) (845) 63 (1,593) (1,686) 93
Product development costs capitalised 274 259 15 547 501 46
EBITDA 933 809 124 2,020 1,456 564
Depreciation and amortisation (244) (216) (28) (478) (418) (60)
Debt/unrealised hedges MTM(2) (85) 87 (172) (15) 85 (100)
Net finance (expense) / income and other(3) 5 (12) 17 6 (40) 46
Profit before tax 609 668 (59) 1,533 1,083 450
Income tax expense (159) (161) 2 (390) (272) (118)
Profit after tax 450 507 (57) 1,143 811 332
1) Includes mark to market of current assets and liabilities and realised gains on matured FX and commodity hedges
2) Includes mark to market of unrealised FX options (time value) and commodity hedges and revaluation of foreign currency debt 10
3) Includes start-up costs for the China JV

JAGUAR LAND ROVER
Strong cash flow to support investment
Consolidated cash flow - IFRS
Quarter ended 30 September 6 months ended 30 September
(£ millions, unless stated) 2014 2013 Change 2014 2013 Change
EBITDA 933 809 124 2,020 1,456 564
Working capital changes 348 241 107 (29) (74) 45
Tax paid (71) (69) (2) (172) (266) 94
Other (21) 14 (35) (10) (5) (5)
Cash flow from operations 1,189 995 194 1,809 1,111 698
Investment in fixed and intangible assets (701) (595) (106) (1,330) (1,103) (227)
Other (including finance income) 9 30 (21) 23 81 (58)
Free cash flow (before financing) 497 430 67 502 89 413
Investment in financial deposits (48) 140 (188) (273) 105 (378)
Changes in debt (13) 92 (105) (9) (3) (6)
Dividends paid - - - (150) (150) -
Finance expenses and fees (41) (38) (3) (67) (84) 17
Net change in cash & cash equivalents 395 624 (229) 3 (43) 46
11

JAGUAR LAND ROVER
Solid financing structure
Key financial indicators - IFRS
(£ millions, unless stated) September 2014 September 2013 Change
Cash and cash equivalents 2,263 2,029 234
Financial deposits 1,490 670 820
Cash and financial deposits 3,753 2,699 1,054
Long term undrawn credit facilities 1,325 1,250 75
Other undrawn committed facilities 51 83 (32)
Total liquidity 5,129 4,032 1,097
Total equity 6,246 4,555 1,691
Total debt (2,032) (2,117) 85
Net cash 1,721 582 1,139
Total debt/EBITDA(1) 0.5x 0.8x 0.3x
Total debt/equity 0.3x 0.5x 0.2x
1) EBITDA stated on a rolling 12 month basis
12

JAGUAR LAND ROVER
Agenda
Key topics
Financial performance
Other developments
Closing Q&A
Page
5
14
18
13

JAGUAR LAND ROVER
Exciting new products
Jaguar XE
Jaguar’s all-new mid-sized premium sports saloon, the Jaguar XE, made its debut at the Paris Motor Show in early October and will go on sale in 2015.
The XE will be built in a second assembly hall in Solihull.
Discovery Sport
Showcased at the Paris Motor Show in early October the Discovery Sport goes on sale in 2015.
The first Discovery Sport has now rolled off the production line at Halewood and replaces the Freelander in Land Rover’s product portfolio.
Special Vehicle Operations
High specification vehicles and bespoke commissions, heritage products and branded goods.
6 lightweight E-Type recreations produced and delivery of 250 Project 7 Jaguar F-Type will begin from mid-2015.
SVR
14

JAGUAR LAND ROVER
Other developments
China JV Production facility
JV plant in Changshu opened 21 October, will initially produce Range Rover Evoque for sale commencing early 2015. Production capacity of 130,000 units expected by 2016.
Engine Manufacturing Centre (EMC)
Production of the new “Ingenium” 2.0 Litre 4 cylinder engines commencing in 2015, with the first installations into the all new Jaguar XE
Credit rating outlook
S&P and Moody’s changed their credit rating outlooks to positive for JLR JAGUAR LAND ROVER
15

JAGUAR LAND ROVER
Summary
Strong performance in Q2 FY15
For the remainder of 2014/15 fiscal year,
continue to build on the sales momentum of the two brands
successfully launch the new Discovery Sport and the new Jaguar XE as well as the new Ingenium family of 2.0 Litre engines.
successfully launch the China JV manufacturing plant
invest in more new products and new technologies to meet consumer and regulatory requirements and build manufacturing capacity in the UK and internationally monitor economic and sales trends closely to balance sales and production generate robust operating cash flows to support investment in the region of £3.5-3.7bn in FY15
16

JAGUAR LAND ROVER
Agenda
Key topics
Financial performance
Other developments
Closing Q&A
Page
5
14

17

Q&A

Additional slides

Quarterly wholesale volumes by carline Wholesales of 104.0k up 2% overall JAGUAR LAND ROVER
Jaguar - Q2 FY15 vs Q2 FY14
0.7
18.8
3.3
4.1
10.7
Q2FY14
Down (6)%
17.8
0.6
2.7
3.9
10.6
Q2FY15
F-TYPE
XK
XJ
XF
Land Rover - Q2 FY15 vs Q2 FY14
83.1
9.5
13.8
29.7
12.4
13.3
4.3
Q2FY14
Up 13%
86.2
13.1
18.0
27.7
10.4
12.8
4.2
Q2FY15
Range Rover
Range Rover Sport
Range Rover
Evoque
Discovery
Freelander
Defender
Units in ‘000

JAGUAR LAND ROVER
Quarterly wholesale volumes by geography Wholesales of 104.0k up 2% overall
UK
Up 14%
21.2 18.6
16.8 13.9
4.6 4.4
Q2FY14 Q2FY15
North America
Down (5)%
16.3 15.4
12.4 12.7
3.9 2.7
Q2FY14 Q2FY15
China
Up 6%
28.0 26.5
22.5 21.9
4.7 5.5
Q2FY14 Q2FY15
Q2 FY15
All Other Markets (ROW) 15.7%
Asia Pacific
6.1%
Europe North America (ex. Russia) 14.8%
16.0%
China Region 27.0%
UK 20.4%
104.0k units
Europe Asia Pacific All other markets
Down (5)% Up 30% Down (10)%
17.5 16.7 18.1 16.3
15.1 14.5 4.9 6.4 16.2 14.5
3.7 5.2
2.4 2.2 1.2 1.2 2.0 1.8
Q2FY14 Q2FY15 Q2FY14 Q2FY15 Q2FY14 Q2FY15
Land Rover Jaguar Units in ‘000
Q2 FY14
All
Other
Markets
(ROW)
Asia 17.8%
Pacific
4.8%
Europe
(ex.
Russia)
17.2% China
Region
26.0%
101.9k units
UK
18.2%
North
America
16.0%

JAGUAR LAND ROVER
6 month retail volumes by carline
Total retail sales of 226.4k up 15% overall
Jaguar - 6 months FY15 vs 6 months FY14
37.5
1.6
4.5
9.6
21.8
YTD FY14
Up 5%
39.2
1.8
6.5
8.8
22.1
YTD FY15
F-TYPE
XK
XJ
XF
Units in ‘000
Land Rover - 6 months FY15 vs 6 months FY14
159.9
20.8
23.1
57.8
23.4
27.3
7.6
YTD FY14
Up 17%
187.2
26.2
40.0
61.4
21.0
30.5
8.0
YTD FY15
Range Rover
Range Rover Sport
Range Rover
Evoque
Discovery
Freelander
Defender

JAGUAR LAND ROVER
6 month retail volumes by geography Total retail sales of 226.4k up 15% overall
UK
Up 12%
41.0 36.6
31.9
28.3
8.3 9.1
YTD FY14 YTD FY15
226.4k units
North America
Up 4%
36.2 34.8
25.2 28.3
9.6 7.9
YTD FY14 YTD FY15
China
Up 40%
62.7 44.8
51.1 36.4
8.4 11.6
YTD FY14 YTD FY15
6 month FY15
All Other Markets (ROW) 14.8%
Asia Pacific 5.8%
Europe (ex. Russia) 17.6%
China Region 27.7%
North America 16.0%
UK 18.1%
Europe Asia Pacific All other markets
Up 10% Up 20% Down (1)%
39.8
36.4 33.9 33.5
31.1 35.2 13.1 30.2
10.9 30.1
8.6 10.7
5.3 4.7 2.3 2.5 3.7 3.4
YTD FY14 YTD FY15 YTD FY14 YTD FY15 YTD FY14 YTD FY15
6 month FY14
All Other Markets (ROW) 17.2%
UK 18.5%
North America 17.6%
China Region 22.7%
Asia Pacific 5.5%
Europe (ex. Russia) 18.4%
197.4k units
Land Rover Jaguar
Units in ‘000

6 month wholesale volumes by carline Total wholesales of 219.2k up 14% overall JAGUAR LAND ROVER
Jaguar - 6 months FY15 vs 6 months FY14
37.4
1.3
6.5
8.9
20.7
YTD FY14
Flat - %
37.4
1.8
6.5
8.3
20.8
YTD FY15
F-TYPE
XK
XJ
XF
Units in ‘000
Land Rover - 6 months FY15 vs 6 months FY14
155.1
19.8
20.5
56.7
23.7
26.7
7.7
YTD FY14
Up 17%
181.8
26.9
37.6
59.4
29.1
8.3
YTD FY15
Range Rover
Range Rover Sport
Range Rover
Evoque
Discovery
Freelander
Defender

6 month wholesale volumes by geography Total wholesales of 219.2k up 14% overall JAGUAR LAND ROVER
UK
Up 13%
39.5
34.8
31.0
26.1
8.7 8.5
YTD FY14 YTD FY15
North America
Up 8%
33.5
31.0
22.3 27.3
8.7 6.2
YTD FY14 YTD FY15
China
Up 36%
62.1
45.8
49.8
37.3
8.5 12.3
YTD FY14 YTD FY15
6 month FY15
Asia Pacific 6.0%
Europe (ex. Russia) 17.1%
All Other Markets (ROW) 15.2%
China Region 28.3%
UK 18.0%
North America 15.3%
219.2k units
Europe Asia Pacific All other markets
Up 6% Up 23% Down (4)%
37.6
35.5 34.7 33.3
30.2 33.1 10.8 13.2 30.8 29.7
8.5 10.9
5.3 4.5 2.3 2.3 3.9 3.5
YTD FY14 YTD FY15 YTD FY14 YTD FY15 YTD FY14 YTD FY15
Land Rover Jaguar Units in ‘000 6 month FY14
Asia Pacific 5.6%
Europe (ex. Russia) 18.4%
All Other Markets (ROW) 18.0%
China Region 23.8%
UK 18.1%
North America 16.1%
192.6k units

Product and other investment JAGUAR LAND ROVER
Key financial indicators - IFRS
Quarter ended 30 September 6 months ended 30 September
(£ millions, unless stated) 2014 2013 Change 2014 2013 Change
R&D expense
Capitalised 274 259 15 547 501 46
Expensed 62 62 - 115 112 3
Total R&D expense 336 321 15 662 613 49
Investment in tangible and other
427 336 91 783 602 181
intangible assets
Total product and other investment 763 657 106 1,445 1,215 230
Of which capitalised 701 595 106 1,330 1,103 227
26